# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Specialty Lending Fund, CIK 0001646614
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2 Greenwich Plaza, First Floor, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001698632

## Reporting persons
- Texas County & District Retirement System: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); sole voting power 6,673,213; shared voting power 0; sole dispositive power 6,673,213; shared dispositive power 0; aggregate amount beneficially owned 6,673,213 (18.08% of the class)

## Item 1. Issuer
Name of issuer: Silver Point Specialty Lending Fund
Address of issuer's principal executive offices: 2 Greenwich Plaza, First Floor, Greenwich, CONNECTICUT, 06830

## Item 2. Person Filing
Name of person filing:
Texas County & District Retirement System

Explanatory note: This report represents Amendment No. 2 to the Schedule 13G initially filed on June 5, 2023 and amended on January 31, 2024. The initial filing was erroneously labeled Amendment No. 1. Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.
Address of principal business office or, if none, residence: 901 Mopac South, Barton Oaks Plaza, Ste 500, Austin, Texas 78746
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 6,673,213
Percent of class: 18.08
Sole power to vote or to direct the vote: 6,673,213
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,673,213
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Texas County & District Retirement System: /s/ Russell Newbury, Director- Investment Operations (01/16/2025)